UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RealPage, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75606N109

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75606N109	Page 2 of 7 Pages

(1)	Names of reporting persons. Stephen T. Winn
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 26,279,422
(6) Shared voting power 1,048,481
(7) Sole dispositive power 26,279,422
(8) Shared dispositive power 1,048,481
(9)	Aggregate amount beneficially owned by each reporting person 27,327,903
(10)	Check if the aggregate amount in Row (9) excludes certain shares
(11)	Percent of class represented by amount in Row (9) 37.6%
(12)	Type of reporting person IN

CUSIP No. 75606N109	Page 3 of 7 Pages

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Seren Capital, Ltd. 75-2792450
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 20,434,437
(6) Shared voting power
(7) Sole dispositive power 20,434,437
(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 20,434,437
(10)	Check if the aggregate amount in Row (9) excludes certain shares
(11)	Percent of class represented by amount in Row (9) 28.1%
(12)	Type of reporting person PN

Item 1.

(a)	Name of Issuer: RealPage, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 4000 International Parkway, Carrollton, Texas 75007

Item 2.

(a)	Name of Person Filing: Stephen T. Winn and Seren Capital, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

Stephen T. Winn: c/o RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007

Seren Capital, Ltd.: c/o RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007

(c)	Citizenship:

Stephen T. Winn: United States of America

Seren Capital: Texas

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

(e)	CUSIP Number: 75606N109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Stephen T. Winn: 27,327,903 shares

Seren Capital, Ltd.: 20,434,437 shares

(b)	Percent of class:

Stephen T. Winn: 37.6%, based on 72,701,571 outstanding shares of Common Stock of the Issuer as of December 31, 2011.

Seren Capital, Ltd.: 28.1%, based on 72,701,571 outstanding shares of Common Stock of the Issuer as of December 31, 2011.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

  Stephen T. Winn: 26,279,422 shares*

  Seren Capital, Ltd.: 20,434,437 shares

(ii)	Shared power to vote or to direct the vote

  Stephen T. Winn: 1,048,481 shares**

(iii)	Sole power to dispose or to direct the disposition of

  Stephen T. Winn: 26,279,422 shares*

  Seren Capital, Ltd.: 20,434,437 shares

(iv)	Shared power to dispose or to direct the disposition of

Stephen T. Winn: 1,048,481 shares**

*	As of December 31, 2011, the following shares were held: (i) 5,311,058 by Stephen T. Winn; (ii) 20,434,437 by Seren Capital, Ltd.; (iii) 73,661 by Seren Catalyst, L.P.; and (iv) 460,266 by Stephen T. Winn 1996 Family LP A. Stephen T. Winn is the sole manager and president of Seren Capital Management, L.L.C., which is the general partner each of Seren Capital, Ltd. and Seren Catalyst, L.P. Stephen T. Winn is the manager of Stephen T. Winn Management, LLC, which is the general partner of Stephen T. Winn 1996 Family LP A.
**	As of December 31, 2011, 1,048,481 shares were held by Stephen T. Winn and Melinda Winn, Co-Trustees of the Melinda G. Winn 2010 QTIP Trust Dated July 15, 2010.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

/s/ Stephen T. Winn
Stephen T. Winn

SEREN CAPITAL, LTD. By: Seren Capital Management, L.L.C. Its: General Partner

By:	/s/ Stephen T. Winn
Stephen T. Winn, Sole Manager and President

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Statement, dated February 13, 2012, between Stephen T. Winn and Seren Capital, Ltd.